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                                                                    Exhibit 23.2



                          INDEPENDENT AUDITORS' CONSENT



The Board of Directors
American Retirement Corporation:

We consent to incorporation by reference in the registration statement on Form S-8 of American Retirement Corporation of our report dated February 27, 2003, relating to the consolidated balance sheets of American Retirement Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002, and all related financial statement schedules, which report appears in the December 31, 2002 annual report on Form 10-K of American Retirement Corporation.

Our report refers to a change in the Company's method of accounting for goodwill, impairment of long-lived assets and discontinued operations in 2002.

/s/ KPMG LLP

Nashville, Tennessee
June 30, 2003